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                           May 17, 2022

       Anna Rudensj
       General Counsel
       Polestar Automotive Holding UK Ltd
       Assar Gabrielssons V  g 9
       405 31 G  teborg, Sweden

                                                        Re: Polestar Automotive
Holding UK Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-4
                                                            Filed May 9, 2022
                                                            File No. 333-260992

       Dear Ms. Rudensj  :

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-4

       Audited Financial Statements of Polestar Automotive Holding Limited Revenue recognition, page F-42

   1. We note from your response to prior comment 3 that for the year-ended December 31,
                                                        2021, Polestar did not
make a material amount of true-up payments to BANA beyond the initial Enhancement
payments made when the leases were originated. To the extent there are material changes to
your true-up payments (i.e. increases or decreases) in future periods, please
disclose such amounts accordingly.

              You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Jean Yu,
       Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the
 Anna Rudensj
Polestar Automotive Holding UK Ltd
May 17, 2022
Page 2

financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)
551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



FirstName LastNameAnna Rudensj                                Sincerely,
Comapany NamePolestar Automotive Holding UK Ltd
                                                             Division of
Corporation Finance
May 17, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName